Exhibit 1

Nissin Information

August 4, 2004

1.      Business Results for the First Quarter Ended June 30, 2004

     On June 1, 2004, we transferred consumer loan assets in the amount of ¥32.9 billion to Orient Credit Co., Ltd., as part of our concentration on our small and medium sized enterprise (SME) credit provision business.

     In addition, we have worked toward further promoting our Financial OEM strategy, improving the efficiency of corporate management by abolishing or merging branches and offices, and answering the needs of our customers group-wide.

     Our business results for this quarter are as follows:

Business Results (Consolidated)

	1st Quarter	1st Quarter	(Amt:millions of yen)
	for FY2004	for FY2005	YoY
Operating Revenue	11,401	10,622	-6.8%
Operating Income	2,542	2,896	13.9%
Ordinary Income	2,485	2,753	10.8%
Net Income	1,254	3,460	175.8%

Operating Assets by Business Segment

			(Amt:millions of yen)
Loans Receivable	6/03	6/04	YoY
Consumer Loans	38,980	1,867	-95.2%
Wide Loans	61,870	53,070	-14.2%
Business Loans	70,516	72,775	3.2%
Small Business Owner Loans	53,389	54,012	1.2%
Business Timely Loans	17,127	18,762	9.6%
Secured Loans	1,390	3,760	170.4%
Notes Receivable	11	221	1,904.2%
Total Loans Receivable	172,768	131,695	-23.8%

Lease and Installment Assets	—	1,588	—
Purchased Loans Receivable	3,291	4,813	46.2%

NISSIN CO., LTD SHINJUKU L-TOWER 25F 6-1, NISHI-SHINJUKU 1-CHOME SHINJUKU-KU, TOKYO 163-1525 JAPAN
Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading symbol: NIS)
IR homepage address: http://nissin.web-ir.jp/
Investors Relations Dept./TEL: 03-3348-2423, FAX: 03-3348-3905, E-mail: info-ir@nissin-f.co.jp

Nissin Information

2.      Notice of Issuance of Stock Options in the Form of New Share Subscription Rights

     At the meeting of the Board of Directors on July 6, 2004, it was resolved that we would issue new share subscription rights to directors, regular employees and certain temporary employees, etc. as stock options, pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code and the resolution of the Regular General Meeting of the Shareholders for the 45th Business Period held on June 22, 2004.

     The date of issuance is July 15, 2004, the total number of the new share subscription rights to be issued is 66,600 (100 shares per each new share subscription right), and the exercise price is ¥500.

     (For details please refer to the press releases issued on July 6 and 15, 2004.)

3.      Nissin Makes an Additional Capital Contribution to Venture Link Co., Ltd.

     On July 7, 2004 we agreed to accept approximately ¥2 billion of a third-party stock allocation totaling about ¥10 billion (effective date: July 28, 2004) from Venture Link Co., Ltd., a supporter of franchises in the service industry, to further develop our joint venture business activities.

     We will continue to provide various financial services to the owners of SMEs through our business alliance with partners from outside our industry and by developing a new market and further reinforcing our corporate group strategy.

     (For details please refer to the press release issued on July 7, 2004.)

(The figures herein are based on Japanese GAAP, are unaudited and may be subject to revision.)

NISSIN CO., LTD SHINJUKU L-TOWER 25F 6-1, NISHI-SHINJUKU 1-CHOME SHINJUKU-KU, TOKYO 163-1525 JAPAN
Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading symbol: NIS)
IR homepage address: http://nissin.web-ir.jp/
Investors Relations Dept./TEL: 03-3348-2423, FAX: 03-3348-3905, E-mail: info-ir@nissin-f.co.jp